Exhibit 99.2

Stellantis Publishes Preliminary and Unaudited Key Figures for
First Half 2025

•Q2 2025 Estimated Global Consolidated Shipments of 1.4 Million Units,
-6% y-o-y

AMSTERDAM, July 21, 2025 – Stellantis N.V. is publishing today certain preliminary and unaudited financial information for the First Half of 2025, in addition to its global quarterly consolidated shipment estimates and commentary on related trends.

In the absence of financial guidance, which was suspended by the Company on April 30, 2025, financial analyst consensus forecasts currently constitute the primary metric for market expectations. The disclosure of the following preliminary financial data for the First Half 2025 is intended to address the difference between these analyst consensus forecasts and the Company’s performance for the period.

Preliminary financial information for the First Half 2025(2):

First Half 2025
Estimate (€B)
Net revenues	€74.3
Net loss	(€2.3)
Adjusted operating income(3)	€0.5
Cash Flows from operating activities	(€2.3)
Industrial free cash flows(4)	(€3.0)

The following factors had a significant impact on results in the first half of 2025:

•The early stage of actions being taken to improve performance and profitability, with new products expected to deliver larger benefits in the Second Half of 2025
•Approximately €3.3 billion of pre-tax net charges, primarily related to program cancellation costs and platform impairments, net impact of the recent legislation eliminating the CAFE penalty rate, and restructuring, which are excluded from Adjusted Operating Income(3) consistent with the Company’s definition of AOI
•Adverse impacts to AOI from higher industrial costs, geographic and other mix factors, and changes in foreign exchange rates
•The early effects of US tariffs – €0.3 billion of net tariffs incurred as well as loss of planned production related to implementation of the Company's response plan

Financial results for the First Half 2025 will be released as scheduled on July 29, 2025 and a call will be hosted on that day by CEO Antonio Filosa and CFO Doug Ostermann.

Refer to page 4 for an explanation of the items referenced on this

Global consolidated shipment volumes for the Second Quarter of 2025:

Stellantis today also publishes its consolidated shipment estimates. The term “shipments” describes the volume of vehicles delivered to dealers, distributors, or directly from the Company to retail and fleet customers, which drive revenue recognition.

Consolidated shipments for the three months ending June 30, 2025, were an estimated 1.4 million units, representing a 6% decline y-o-y, reflecting North American tariff related production pauses early in the quarter, in addition to reduced, but adverse impacts of product transition in Enlarged Europe, where several important nameplates are either in the ramp-up phase after recent launches, or awaiting production launches scheduled for the second half of 2025.

•In North America, Q2 shipments declined approximately 109 thousand units compared to the same period in 2024, representing a 25% y-o-y decline, due to factors including the reduced manufacture and shipments of imported vehicles, most impacted by tariffs, and lower fleet channel sales. Total sales declined 10%

Refer to page 4 for an explanation of the items referenced on this

y-o-y, with U.S. retail sales relatively flat, and with the region’s two largest     brands, Jeep® and Ram, collectively delivering 13% higher sales y-o-y.

•Enlarged Europe Q2 shipments declined approximately 50 thousand units, representing a 6% y-o-y decline, due primarily to product transition factors. The recently-launched “Smart Car” platform B-segment vehicles continue to ramp up to their full production levels, and prior year comparisons are affected by the hiatus of Fiat 500 ICE pending the arrival of its mild-hybrid successor. Shipments of the four Smart Cars (Citroën C3 and C3 Aircross, Opel/Vauxhall Frontera and Fiat Grande Panda) increased 45% sequentially in the Q2 2025 period, or 25 thousand units, compared to the Q1 2025 period.

•Across Stellantis’ other regions, shipments grew 71 thousand units in aggregate, representing a 22% increase y-o-y, mainly driven by a 30% increase in Middle East & Africa and a 20% increase in South America. In Middle East & Africa shipments were up 29 thousand units, mainly driven by increased volumes in Türkiye and positive developments in Egypt, Algeria and Morocco. Stellantis continues its leadership in South America, with a 43 thousand unit y-o-y increase benefiting from higher industry volumes, especially in Argentina and Brazil.

Refer to page 4 for an explanation of the items referenced on this

Management Conference Call:

Stellantis CFO Doug Ostermann will host a conference call to discuss the preliminary first half of 2025 financial figures, and answer analyst questions.

Time: Monday, July 21, at 8:30 a.m. EDT / 2:30 p.m. CEST
Dial-In: Available in the Investors section of the Company’s website (www.stellantis.com)

NOTES

(1)Consolidated shipments only include shipments by Company’s consolidated subsidiaries, which represent new vehicles invoiced to third party (dealers/importers or final customers).
Consolidated shipment volumes for Q2 2025 presented here are unaudited and may be adjusted.

(2)Final figures will be provided in our H1 2025 Results. Analysts should interpret these numbers with the understanding that they are preliminary and subject to change.

(3)Adjusted Operating Income/(Loss) excludes from Net profit/(loss) adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company’s ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit). Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company’s ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis’ core operations; facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
Adjusted Operating Income/(Loss) Margin is calculated as Adjusted operating income/(loss) divided by Net revenues

(4)Industrial Free Cash Flows is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities, (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition Industrial free cash flows is one of the metrics used in the determination of the annual performance for eligible employees, including members of the Senior Management.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
investor.relations@stellantis.com
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
www.stellantis.com

Stellantis Forward-looking Statements

This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; Stellantis’ ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; Stellantis’ ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; Stellantis’ ability to produce or procure electric batteries with competitive performance, cost and at required volumes; Stellantis’ ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; Stellantis’ ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; Stellantis’ ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; Stellantis’ ability to access funding to execute its business plan; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with Stellantis’ relationships with employees, dealers and suppliers; Stellantis’ ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; risks and other items described in Stellantis’ Annual Report on Form 20-F for the year ended December 31, 2024 and Current Reports on Form 6-K and amendments thereto filed with the SEC; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission and AFM.